SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------



                        AMENDMENT NO. 2 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                NTS-PROPERTIES V
                                (Name of Issuer)


                                NTS-PROPERTIES V
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                    62942E308
                      (CUSIP Number of Class of Securities)


                     J.D. Nichols, Managing General Partner
                           NTS-Properties Associates V
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)


                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066


                                November 5, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 2 dated January 11, 2000 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on November 5, 1999 by NTS-Properties V (the "Partnership"), regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 500 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated November 5, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Purchase Price for the Interests was $215 per Interest, the Offer expired at 12:00 midnight, Eastern Standard Time, on December 23, 1999. With two notices to Limited Partners, which were dated December 20 and 22, 1999, and a Press Release dated December 22, 1999, the Offerors announced their intention to increase the Purchase Price to $230 per Interest and to extend the Expiration Date of the Offer to December 31, 1999. As of December 31, 1999 a total of 1,196 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 500 Interests and all 1,196 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 250 of these Interests. The Affiliate purchased 946 of these Interests. By Press Release dated January 11, 2000, the Offerors announced: (i) that the Offer had terminated as of December 31, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instructions D and E to
Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

         Except for the purchase of 1,196 Interests by the Offerors as of December 31, 1999, pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(9)   Press Release by the Offerors dated January 11, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 11, 2000                  NTS-PROPERTIES V, a Maryland limited
                                           partnership.

                                           By:      NTS-PROPERTIES ASSOCIATES V,
                                                    General Partner

                                           By:      /s/ J. D. Nichols
                                                    --------------------------
                                                    J.D. Nichols,
                                                    Managing General Partner




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                                    EXHIBITS


Exhibit
Number                       Description
------                       -----------
(a)(9)             Press Release by the Offerors dated January 11, 2000.










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                                                                 Exhibit (a)(9)







              Press Release by the Offerors dated January 11, 2000






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         Louisville,   Kentucky   January  11,  2000.   NTS-Properties   V  (The
"Partnership)  announced  today that the issuer tender offer of the  Partnership
and  ORIG,  LLC,  an  affiliate  of  the  Partnership   (collectively  with  the
Partnership, the "Offerors") for up to 500 Limited Partnership Interests in NTS-Properties V, which commenced on November 5, 1999, and was amended effective December 20, 1999, expired on December 31, 1999.

         The final results of the Offer are as follows: As of December 31, 1999, a total of 1,196 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 500 Interests, and all 1,196 Interests were accepted. The Partnership repurchased 250 Interests at a price of $230 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 946 Interests at a price of $230 per Interest. Limited Partners whose Interests were purchased as of December 31, 1999 were granted rescission and withdrawal rights through the expiration date of December 31, 1999.

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